SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

NovaDel Pharma Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

66986X106
(CUSIP Number)

Lindsay A. Rosenwald, M.D.
787 Seventh Avenue
New York, NY 10019
(212) 554-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

Check the following box if a fee is being paid with this Statement:

CUSIP No. 66986X106	13D/A	Page 2 of 5 Pages
1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lindsay A. Rosenwald, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (see Item 3 below)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,473,924
	8	SHARED VOTING POW-ER 0
	9	SOLE DISPOSITIVE POWER 9,473,924
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,473,924
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14		TYPE OF REPORTING PERSON* IN

This Amendment No. 5 amends and supplements the following items of the Statement on Schedule 13D filed by Lindsay A. Rosenwald (the “Reporting Person”) on December 21, 2001, as amended by Amendment No. 1 filed March 14, 2002, Amendment No. 2 filed January 23, 2006, Amendment No. 3 filed April 24, 2006, and Amendment No. 4 filed May 16, 2006.

Item 5.  Interest in Securities of Issuer.

Item 5(a) is hereby amended as follows:

(a)
As of the date hereof, the Reporting Person may be deemed to beneficially own 9,473,924 Shares comprised of (i) 2,137,660 Shares and (ii) 7,336,264 Shares issuable upon exercise of the common stock purchase warrants owned directly by the Reporting Person. Such Shares constitute approximately 14.1% of the Issuer’s outstanding shares of Common Stock, based on 59,592,260 shares of Common Stock outstanding as of December 31, 2007 according to information provided by the Company.

Item 5(c) is hereby amended as follows:

(c) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
New York, NY	By:	/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.